UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

VantageMed Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

92208W 10 6

(CUSIP Number)

Not applicable.

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92208W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Friedli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ Not applicable.
	(b)	☐ Not applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 904,747

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 904,747

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 904,747

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer VantageMed Corporation
	(b)	Address of Issuer’s Principal Executive Offices 11060 White Rock Road, Suite 210, Rancho Cordova, CA 95670

Item 2.
	(a)	Name of Person Filing Peter Friedli
	(b)	Address of Principal Business Office or, if none, Residence Freigutstrasse 5, 8002 Zurich, Switzerland
	(c)	Citizenship Switzerland
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 92208W 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 904,747
(b) Percent of class: 6.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 904,747
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 904,747

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The 904,747 shares of Common Stock beneficially owned by Mr. Friedli include shares of Common Stock held by entities over which Mr. Friedli has control, as follows: Pine Inc.—132,057 shares of Common Stock, Joyce, Ltd.—75,000 shares of common Stock, and Venturetec, Inc.—697,690 shares of Common Stock.  Mr. Friedli is the President of Venturetec, Inc., and an investment advisor to Venturetec, Inc., Joyce, Ltd. and Pine, Inc. As investment advisor to these entities, Mr. Friedli shares voting and investment power with respect to the 835,690 shares beneficially owned by Venturetec, Inc., the 132,057 shares beneficially owned by Pine, Inc., and the 75,000 shares beneficially owned by Joyce, Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2005
Date
/s/ Peter Friedli
Signature
Peter Friedli
Name/Title